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rachaelschwartz@paulhastings.com

October 1, 2014	75302.00015

VIA EDGAR

Ashley Vroman-Lee, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Brookfield Investment Funds
File Nos.: 333-174323 and 811-22558

Dear Ms. Vroman-Lee:

This letter responds to your comments communicated to the undersigned by telephone on September 15, 2014, with respect to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (the “Registration Statement”) of Brookfield Investment Funds (the “Trust”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2014 (SEC Accession No. 0000894189-14-003533), for the purpose of adding a new series to the Trust:  Brookfield Real Assets Securities Fund (the “Fund”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus (Class A,C,Y)

Comment 1.      Please provide the required Tandy representations in your response letter.

Response 1.    The Tandy representations are included with this correspondence filing.

Comment 2.      Please confirm that any missing information will be provided in a future filing.

Response 2.    All missing information will be included in the 485BPOS filing.

Comment 3.      Please provide the completed fee table and expense examples for our review.

Response 3.    Below are the completed fee table and expense examples for both the Class ACY prospectus and for the Class I prospectus.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Brookfield Investment Funds.  More information about these and other discounts is available from your financial professional and in the section entitled “Shareholder Account Information – Initial Sales Charges (Class A Shares Only)” on page [  ] of the Fund’s Prospectus.

October 1, 2014

	CLASS A SHARES	CLASS C SHARES	CLASS Y SHARES
SHAREHOLDER FEES (fees paid directly from your investment):

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load)	None	1.00%	None
Redemption Fees (as a percentage of amount redeemed within 60 days of purchase) Payable to the Fund	2.00%	2.00%	2.00%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses1	1.87%	1.87%	1.87%
Total Annual Fund Operating Expenses	3.12%	3.87%	2.87%
Less Fee Waiver and/or Expense Reimbursement2	-1.62%	-1.62%	-1.62%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement2	1.50%	2.25%	1.25%
1	“Other Expenses” are estimated for the first year of operations.
2
Brookfield Investment Management Inc., the Fund’s investment adviser (the “Adviser”), has contractually agreed to waive all or a portion of its investment advisory or administration fees and/or to reimburse certain expenses of the Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding any front-end or contingent deferred loads, brokerage commissions and other transactional expenses, acquired fund fees and  expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business) at no more than 1.50% for Class A Shares, 2.25% for Class C Shares, and 1.25% for Class Y Shares.  The fee waiver and expense reimbursement arrangement will continue until at least May 1, 2016 and may not be terminated by the Fund or the Adviser before such time.  Thereafter, this arrangement may only be terminated or amended to increase the expense cap as of May 1st of each calendar year, provided that in the case of a termination by the Adviser, the Adviser will provide the Board of Trustees with written notice of its intention to terminate the arrangement prior to the expiration of its then current term.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

October 1, 2014

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year, and that the Fund’s operating expenses remain the same (taking into account the expense limitation until May 1, 2016).  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$620	$1,247
Class C Shares	$328	$1,032
Class Y Shares	$127	$736

You would pay the following expenses if you did not redeem your shares:

	1 YEAR	3 YEARS
Class A Shares	$620	$1,247
Class C Shares	$228	$1,032
Class Y Shares	$127	$736

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

CLASS I SHARES
SHAREHOLDER FEES (fees paid directly from your investment):

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load)	None
Redemption Fees (as a percentage of amount redeemed within 60 days of purchase) Payable to the Fund	2.00%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses1	1.87%
Total Annual Fund Operating Expenses	2.87%
Less Fee Waiver and/or Expense Reimbursement2	-1.62%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement2	1.25%

October 1, 2014

1	“Other Expenses” are estimated for the first year of operations.
2
Brookfield Investment Management Inc., the Fund’s investment adviser (the “Adviser”), has contractually agreed to waive all or a portion of its investment advisory or administration fees and/or to reimburse certain expenses of the Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding any front-end or contingent deferred loads, brokerage commissions and other transactional expenses, acquired fund fees and  expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business) at no more than 1.25% for Class I Shares.  The fee waiver and expense reimbursement arrangement will continue until at least May 1, 2016 and may not be terminated by the Fund or the Adviser before such time.  Thereafter, this arrangement may only be terminated or amended to increase the expense cap as of May 1st of each calendar year, provided that in the case of a termination by the Adviser, the Adviser will provide the Board of Trustees with written notice of its intention to terminate the arrangement prior to the expiration of its then current term.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year, and that the Fund’s operating expenses remain the same (taking into account the expense limitation until May 1, 2016).  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
Class I Shares	$127	$736

You would pay the following expenses if you did not redeem your shares:

	1 YEAR	3 YEARS
Class I Shares	$127	$736

Comment 4.      Please consider including under “Portfolio Turnover” that the Fund is newly created and that the information will be provided for the fiscal period ending December 31, 2014.

Response 4.    The Registrant has included this language.

Comment 5.      Under Rule 35d-1, the Fund must, under normal circumstances, invest at least 80% of its net assets (including any borrowings for investment purposes) in Real Asset Securities.  Currently, the prospectus states that the Fund will invest at least 75% of its assets in Real Asset Securities.  Please revise.

October 1, 2014

Response 5.   The Registrant has amended the disclosure to comply with Rule 35d-1.

Comment 6.      Please include disclosure regarding any criteria on maturity with respect to the fixed income securities in which the Fund may invest.  If the Fund may invest in fixed income securities of any maturity, please add that disclosure

Response 6.   The Fund can invest in fixed income securities of any maturity and has added such disclosure.

Comment 7.      Please supplementally confirm that there are no expected acquired fund fees and expenses (“AFFE”) for this Fund or that they are expected to be less than 0.01%.  If AFFE are expected to be 0.01% or higher, please include as a separate line item in the fee table.

Response 7.    The Registrant confirms that the Fund’s investment in other investment companies is not expected to be material and any estimated AFFE would be less than 0.01%, and therefore, no separate line item for AFFE has been included in the fees and expenses table.

Comment 8.      Under the definition of Real Estate Securities, bullets 2 through 6 are not considered to be real assets so the definition needs to be revised to be included in the 80% test.

Response 8.   The Registrant believes that it is appropriate to include real estate operating companies (“REOCs”) as REOCs invest in real estate similar to REITs.  The definition of a Real Estate Security has been revised to:

“The Fund defines a Real Estate Security as, any security tied to a company or issuer that (i) derives at least 50% of its revenues from the ownership, operation, development, construction, financing, management or sale of commercial, industrial or residential real estate and similar activities, or (ii) commits at least 50% of its assets to activities related to real estate.

For purposes of selecting investments in Real Estate Securities, the Fund defines the real estate sector broadly.  It includes, but is not limited to, the following:

•	real estate investment trusts (“REITs”);
•	real estate operating companies (“REOCs”);
•	firms dependent on real estate holdings for revenues and profits, including lodging, leisure, timber, mining, and agriculture companies; and
•	debt securities, including securitized obligations, which are predominantly supported by real estate assets.”

Comment 9.      Will the Fund’s investments in derivatives count towards the 80% policy and, if so, please explain how derivatives are valued for purposes of the Fund’s 80% policy, e.g., market value, notional value, or market-to-market.

Response 9.    The Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy. To the extent the SEC or its Staff issues additional guidance in this area, the Registrant reserves the right to modify its policies in accordance with such guidance.

October 1, 2014

Comment 10.    Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division:  Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response 10.   The Registrant has reviewed the letter referenced, and respectfully submits that the Registration Statement disclosures adequately address the particular risks created by its investments in derivatives.

Comment 11.    Please revise the disclosure to indicate that investments other than in Real Asset Securities will be limited to 20% of net assets, rather than 25%.

Response 11.   The disclosure has been revised.

Comment 12.    Please consider adding interest rate risk and prepayment risk to the Principal Risks disclosure.

Response 12.   The Registrant has added these risks to the disclosure.

Comment 13.    In the definition of the “real assets” asset class, please disclose an exhaustive list of what could be considered.

Response 13.   The Registrant has revised the disclosure to state the following:

“The Fund seeks to achieve its investment objective by investing in the “real assets” asset class, which includes the following categories:

•	Real Estate Securities;
•	Infrastructure-Related Securities; and
•	Natural Resources Securities (collectively, “Real Asset Securities”).”

Comment 14.    The disclosure states that the Adviser’s Chief Investment Officer is making the allocation decisions.  Please confirm whether he is a portfolio manager of the Fund and if he will be primarily responsible for the day to day investment decisions for the Fund.

Response 14.   The Adviser’s Chief Investment Officer will be one of the named portfolio managers of the Fund and together with the other named portfolio managers, he will be jointly and primarily responsible for the day to day investment decisions.

Comment 15.    Please confirm whether short sale interest expense should be included in the fee table.

Response 15.   The Registrant does not currently intend to utilize short sales and therefore, short sale interest expense has not been included in the fee table.

Comment 16.    Please confirm the percentage of the Fund’s net assets that may be invested in illiquid investments.

October 1, 2014

Response 16.   The Registrant confirms that it may invest up to 15% of its net assets in illiquid investments.

Comment 17.    Please provide the missing information regarding the advisory fee and administration fee under “Management of the Fund.”

Response 17.   The requested information is below:

As compensation for its services and the related expenses the Adviser bears, the Adviser is contractually entitled to an advisory fee (an “advisory fee”), computed daily and payable monthly, at an annual rate set forth in the table below.

Fund	Annual Advisory Fee-Contractual Rate (as a percentage of average daily net assets)
Real Assets Securities Fund	1.00%

Pursuant to the Fund’s administration agreement, the Adviser provides administrative services reasonably necessary for the Fund’s operations, other than those services that the Adviser provides to the Fund pursuant to the investment advisory agreement.  As compensation for its administrative services and the related expenses the Adviser bears pursuant to the administration agreements, the Adviser is contractually entitled to an administrative fee (an “administrative fee”), computed daily and payable monthly, at an annual rate set forth in the table below.

Fund	Annual Administrative Fee-Contractual Rate (as a percentage of average daily net assets)
Real Assets Securities Fund	0.15%

The Adviser has contractually agreed to waive all or a portion of its investment advisory or administration fees and/or to reimburse certain expenses of the Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business) at the levels set forth in the Fee Table of the Fund until at least May 1, 2016 and may not be terminated by the Fund or the Adviser before such time.  Thereafter, this arrangement may only be terminated or amended to increase the expense cap as of May 1st of each calendar year, provided that in the case of a termination by the Adviser, the Adviser will provide the Board of Trustees with written notice of its intention to terminate the arrangement prior to the expiration of its then current term.

In addition, the Fund has agreed, during the three year period following any waiver or reimbursement by the Adviser, to repay such amount to the extent, after giving effect to the repayment, such adjusted Total Annual Fund Operating Expenses would not exceed the amount listed in the Fee Table.

Comment 18.   Under “The Portfolio Managers,” pursuant to Item 10(a)(2) of Form N-1A, please indicate that all of the portfolio managers are jointly and primarily responsible for day to day investment decisions.

Response 18.   The disclosure has been revised.

October 1, 2014

Prospectus (Class I)

Comment 19.    Any applicable changes to the Class ACY Prospectus should be carried over to the Class I Prospectus.

Response 19.	All applicable changes to the Class ACY Prospectus have also been made to the Class I Prospectus.

Comment 20.    On the last page of the Class I prospectus, pursuant to Item 1(b)(4) of Form N-1A, the font size of the Registrant’s file number should be one small smaller than the rest of the document.

Response 20.   The Registrant has corrected the font size of the file number.

Statement of Additional Information (“SAI”)

Comment 21.    Please disclose the number of committee meetings held during the last fiscal year, if applicable.

Response 21.   As this Registration Statement is for a newly created fund, the Registrant does not believe that it is applicable to state how many committee meetings were held during the prior fiscal year.

Comment 22.    Please include the completed compensation table.

Response 22.   The compensation table is provided below:

COMPENSATION TABLE

Name of Person and Position	Total Compensation from the Fund Complex*,**
Interested Trustees

Jonathan C. Tyras	$0 (0)

Heather Goldman	$0 (0)

Independent Trustees

Louis P. Salvatore	$165,625 (11)
Edward A. Kuczmarski	$70,000 (9)
Stuart A. McFarland	$130,000 (11)

October 1, 2014

*
Represents the total compensation paid to such persons for the calendar year ended December 31, 2013.  The parenthetical number represents the number of investment companies (including the Funds) or portfolios thereof from which such person receives compensation and which are considered part of the Fund Complex.

**	Includes compensation paid for the Brookfield High Yield Fund which was closed on September 30, 2013

Part C

Comment 23.    In Item 30, please include the undertaking required by Rule 484 under the Securities Act of 1933.

Response 23.   The below undertaking has been added to Item 30:

“Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP